Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS FIRST QUARTER 2004 FINANICAL RESULTS

VANCOUVER, CANADA — APRIL 29, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the first quarter ended March 31, 2004 (expressed in Canadian dollars), which will also be posted on the Company’s website at www.triant.com. The Company will host a conference call today, Thursday, April 29, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss these financial results.

Revenue for the first quarter ended March 31, 2004 was $1,062,189 compared to $1,069,368 for the first quarter of 2003. Although revenue for the first quarter of 2004 was comparable to the first quarter of 2003 in terms of Canadian dollars, in terms of U.S. dollars, revenue increased 16% in the first quarter of 2004 compared to the first quarter of 2003 (as the Company’s products are priced and paid for in U.S. dollars). This variance was due to the significant decrease in the relative value of the U.S. dollar to the Canadian dollar during 2003. During the first quarter ended March 31, 2004, Triant received $1.1 million in new orders compared to $0.4 million for the first quarter of 2003. Triant ended the first quarter of 2004 with $0.5 million in total of deferred revenue and backlog (defined as the unbilled portions of purchase orders received from customers, which is a non-GAAP measure that may not be comparable to other companies) compared to $0.4 million at the end of the first quarter of 2003.

Operating expenses for the first quarter ended March 31, 2004 included non-cash stock-based compensation expense of $113,559 compared to $143,700 for the first quarter of 2003 for stock options granted to employees and directors due to the Company changing its accounting policy, as of January 1, 2004 and retroactive to January 1, 2002, in accordance with the recommendations of the CICA 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 1995. The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option pricing model.

Loss from operations for the first quarter ended March 31, 2004 decreased to $952,492 (including $113,559 for non-cash stock-based compensation expense) compared to $1,243,713 (including $143,700 for non-cash stock-based compensation expense) for the first quarter of 2003 as a result of higher gross margin combined with lower operating expenses.

Net loss for the first quarter ended March 31, 2004 decreased to $896,891 (including $113,559 for non-cash stock-based compensation expense), or a loss per share of $0.02, compared to $1,801,583 (including $143,700 for non-cash stock-based compensation expense), or a loss per share of $0.04, for the first quarter of 2003 as a result of decreased loss from operations, as well as the effect of a foreign exchange gain of $20,120 in the first quarter of 2004 compared to a foreign exchange loss of $593,086 in the first quarter of 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

As at March 31, 2004, Triant maintained an $8.3 million balance for cash, cash equivalents, short-term investments and accounts receivable compared to a $10.4 million balance as at December 31, 2003.

Commenting on the results, Robert Heath, Triant’s Chief Executive Officer, stated: “Although our revenue growth was flat first quarter-over-first quarter in terms of Canadian dollars, we have continued to invest in developing the market opportunity for APC (Advanced Process Control) products and services in the semiconductor industry.

“Our sales prospects for 2004, particularly in Japan and Korea, remain very healthy and our sales pipeline is full. We are well positioned to take advantage of the growth in 300mm fab opportunities, where it is recognized that APC is no longer an option but a necessity. As a significant portion of our 2004 revenue is targeted from 300mm fabs, the timing of this revenue may be dependent on when these 300mm fabs are brought on-line.

“Our strategy is to focus on the semiconductor industry and develop a sustainable and profitable business in this industry segment by focusing on equipment health monitoring and advanced fault detection, and by introducing new products and services into the semiconductor market to broaden our opportunities.”

Subsequent to the end of the first quarter of 2004, the Board of Directors of the Company appointed Don Gayton (Triant’s Vice President, Engineering since April 10, 2002) as an officer of the Company and also designated Triant’s office in Vancouver as the head office of the Company.

Conference Call Access Information

Triant will host a conference call today, Thursday, April 29, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the first quarter 2004 financial results. The dial-in number for the call is 416.405.9328 and the Conference Code is 3037931. A replay of the conference call will be available today, Thursday, April 29, 2004 after 4:45 p.m. Pacific Time (7:45 p.m. Eastern Time). The replay number is 416.695.5800 and the Conference Code is 3037931.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

-- Financial Tables Follow --

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statement of Operations Data

(Expressed in Canadian Dollars)

(Unaudited)

Three Months Ended March 31,
2004	2003

Revenue	$ 1,062,189	$ 1,069,368
Cost of revenue	184,272	298,478
Gross margin	877,917	770,890

Operating expenses
Research and development	771,584	996,156
Selling, general and administrative	945,266	874,747
Stock-based compensation	113,559	143,700
Total operating expenses	1,830,409	2,014,603

Loss from operations	(952,492)	(1,243,713)

Interest and other income	35,481	35,216

Foreign exchange gain (loss)	20,120	(593,086)

Net loss for the period	(596,891)	(1,801,583)

Loss per share	$ (0.02)	$ (0.04)

Weighted average number of common shares outstanding	41,405,875	41,402,675

Number of common shares issued and outstanding	41,407,875	41,402,675

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheet Data

(Expressed in Canadian Dollars)

(Unaudited)

March 31, 2004	December 31, 2003

Cash, cash equivalents and short-term investments	$ 6,734,590	$ 7,354,044
Accounts receivable, net	1,562,522	3,010,111
Prepaid expenses and deposits	105,668	144,878
Inventory	248,063	257,520
Property, plant and equipment	549,571	552,964
Total assets	9,200,414	11,319,517
Accounts payable and accrued liabilities	700,543	2,109,823
Deferred revenue	536,319	464,500
Total liabilities	1,236,862	2,574,323
Total shareholders’ equity	7,963,552	8,745,194